Via EDGAR Correspondence

September 7, 2016

Era Anagnosti

Legal Branch Chief

Office of Financial Services

Securities and Exchange Commission

Washington, DC 20549-3561

RE:	First Sentry Bancshares, Inc.
Offering Statement on Form 1-A
Filed July 14, 2016
File No. 024-10581

Dear Ms. Anagnosti:

Pursuant to Rule 252 of Regulation A, and in connection with the above-referenced Offering Statement on Form 1-A, First Sentry Bancshares, Inc. (the “Company”) hereby requests that such Offering Statement on Form 1-A be qualified effective at 1:00 p.m., Washington, D.C. time, on Friday, September 9, 2016, or as soon thereafter as practicable.

We hereby confirm that the offering will take place in one or more states pursuant to an exemption from registration under, but otherwise in compliance with, any applicable state securities law. We also hereby confirm that the Company has filed to register by coordination with the State of West Virginia and other states under the NASAA Regulation A+ Tier I Coordinated Review program and has been advised by the State of West Virginia State Auditor’s Securities Division that the offering has been cleared as of August 28, 2016, pending SEC qualification.

Furthermore, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Era Anagnosti

Legal Branch Chief

Office of Financial Services

Securities and Exchange Commission

September 7, 2016

We appreciate your responsiveness with regards to our Form 1-A filing. If you have any questions, or if we can be of further assistance to you, please call me at (304) 399-6440, or our securities counsel, Thomas J. Murray of Dinsmore & Shohl LLP in Huntington, West Virginia at (304) 691-8398.

Very truly yours,

/s/ Geoffrey S. Sheils
Geoffrey S. Sheils
President and Chief Executive Officer
First Sentry Bancshares, Inc.

cc:  Thomas J. Murray